Filed Pursuant To Rule 433

Registration No. 333-217785

July 17, 2018

2018 Midyear Market Outlook Playbook Standing at the Peak 2174008.1.1.NA.INST STATE STREET GLOBAL ADVISORS SPDR

Table of Contents 2 2174008.1.1.NA.INST The information contained in this document is current as of the date presented unless otherwise noted. 1. Standing at the Peak Past the Peak of Coordinated Global Growth Peak Earnings Hit in Q1 2018 for US equities 2. Position for Later Stages of the Business Cycle A Broad-based Natural Resource Equity Exposure — NANR Targeted Exposure to Oil & Gas Explorers and Producers — XOP Targeted Exposure to Metals & Mining Companies — XME An Actively Managed Real Asset Exposure — RLY 3. Play the Short Game in Bonds Investment Grade Floating Rate Notes — FLRN Actively Managed Senior Loans — SRLN Fixed Rate Short Term Corporates — SPSB Actively Managed Short Duration Strategies — STOT 4. Prepare for Normal Bouts of Volatility Gold Exposure for Seeking to Mitigate Episodic Volatility — GLD® Ultra-short Duration Bonds to Hedge Risks with More Income than Stocks — BIL Actively Managed Ultra-short Duration Exposure to Enhance Yield — ULST

Standard Performance

Ticker	Name	Annualized 1 Year (%)	Annualized 3 Years (%)	Annualized 5 Years (%)	Annualized 10 Years (%)	Since Inception (%)	Inception Date	Gross Expense Ratio
NANR	SPDR S&P® North American Natural Resources ETF (NAV)	19.65	N/A	N/A	N/A	19.33	12/15/2015	0.35
NANR	SPDR S&P® North American Natural Resources ETF (MKT)	19.58	N/A	N/A	N/A	19.34		
XOP	SPDR S&P Oil & Gas Exploration & Production ETF (NAV)	35.90	-1.69	-4.88	-3.83	2.90	6/19/2006	0.35
XOP	SPDR S&P Oil & Gas Exploration & Production ETF (MKT)	35.93	-1.66	-4.87	-3.82	2.90		
XME	SPDR S&P Metals and Mining ETF (NAV)	21.01	15.42	3.08	-7.99	-0.35	6/19/2006	0.35
XME	SPDR S&P Metals and Mining ETF (MKT)	21.05	15.44	3.11	-8.00	-0.35		
RLY	SPDR SSgA Multi-Asset Real Return ETF (NAV)	13.26	2.94	1.13	N/A	0.07	4/25/2012	0.70
RLY	SPDR SSgA Multi-Asset Real Return ETF (MKT)	13.22	2.92	1.10	N/A	0.05		
FLRN	SPDR Bloomberg Barclays Investment Grade Floating Rate ETF (NAV)	2.01	1.51	1.18	N/A	1.46	11/30/2011	0.15
FLRN	SPDR Bloomberg Barclays Investment Grade Floating Rate ETF (MKT)	1.93	1.42	0.99	N/A	1.46		
SRLN	SPDR Blackstone/GSO Senior Loan ETF (NAV)	3.43	2.64	2.82	N/A	2.59	4/3/2013	0.70
SRLN	SPDR Blackstone/GSO Senior Loan ETF (MKT)	3.29	2.61	2.76	N/A	2.57		
BKLN	Invesco Senior Loan ETF (NAV)	2.90	2.79	2.58	N/A	3.10	3/3/2011	0.67
BKLN	Invesco Senior Loan ETF (MKT)	2.72	2.78	2.49	N/A	2.98		
SPSB	SPDR Portfolio Short Term Corp Bd ETF (NAV)	0.50	1.31	1.36	N/A	1.73	12/16/2009	0.07
SPSB	SPDR Portfolio Short Term Corp Bd ETF (MKT)	0.43	1.28	1.31	N/A	1.72		
VCSH	Vanguard Short-Term Corporate Bond ETF (NAV)	0.09	1.59	1.93	N/A	2.68	11/19/2009	0.07
VCSH	Vanguard Short-Term Corporate Bond ETF (MKT)	-0.08	1.61	1.87	N/A	2.68		
STOT	SPDR DoubleLine® Short Term Total Return Tactical ETF (NAV)	0.43	N/A	N/A	N/A	1.18	4/13/2016	0.51
STOT	SPDR DoubleLine® Short Term Total Return Tactical ETF (MKT)	0.83	N/A	N/A	N/A	1.23		
BSV	Vanguard Short-Term Bond ETF (NAV)	-0.25	0.76	1.04	2.16	2.59	4/3/2007	0.07
BSV	Vanguard Short-Term Bond ETF (MKT)	-0.29	0.74	1.03	2.12	2.59		
GLD	SPDR® Gold Shares (NAV)	0.26	1.80	0.56	2.59	7.50	11/18/2004	0.40
GLD	SPDR® Gold Shares (MKT)	0.53	1.83	-0.08	2.64	7.42		
ULST	SPDR® SSgA Ultra Short Term Bond ETF (NAV)	1.60	1.26	N/A	N/A	0.94	10/9/2013	0.21
ULST	SPDR® SSgA Ultra Short Term Bond ETF (MKT)	1.55	1.27	N/A	N/A	0.95		
BIL	SPDR® Bloomberg Barclays 1-3 Month T-Bill ETF (NAV)	0.87	0.34	0.17	0.15	0.46	5/25/2007	0.14
BIL	SPDR® Bloomberg Barclays 1-3 Month T-Bill ETF (MKT)	0.89	0.35	0.17	0.15	0.46		

Source: spdrs.com, as of June 30, 2018.

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit www.spdrs.com or respective fund family websites website for most recent month-end performance.

The gross expense ratio is the fund's total annual operating expenses ratio. It is gross of any fee waivers or expense reimbursements. It can be found in the fund's most recent prospectus. Performance returns for periods of less than one year are not annualized. The market price used to calculate the Market Value return is the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Fund are listed for trading, as of the time that the Fund's NAV is calculated. If you trade your shares at another time, your return may differ. Prior to December 7, 2017 the SPDR Portfolio Developed World ex-US ETF (SPDW) was known as the SPDR Portfolio World ex-US ETF (SPDW), prior to 10/16/2017, it was known as the SPDR S&P World ex-US ETF (GWL).

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SPDR® ETF Implementation Guide

ETF	Name	Information
	Position for Later Stages of the Business Cycle	
NANR	SPDR S&P North America Natural Resources ETF	Seeks to provide an exposure to U.S. and Canadian natural resources and commodity related firms, which have historically shown high correlation to changes in producer prices[1]
XOP	SPDR S&P Oil & Gas Exploration & Production	Seeks to provide exposure to US oil & gas producers and explorers to potentially capture the trends of rising oil prices in a late business cycle
XME	SPDR S&P Metals & Mining ETF	Seeks to provide exposure to US metal and mining companies to potentially capture the trends of rising metal prices in an increasing demand and protectionism environment
RLY	SPDR SSGA Multi-Asset Real Return ETF	An actively managed portfolio that seeks to provide a 'real return' through a tactical allocation across multiple real return assets sectors with inflation-mitigating potential
	Play the Short Game in Bonds	
FLRN	SPDR Bloomberg Barclays Investment Grade Floating Rate ETF	A potential source of income that can adjust to rising rates and harness moves on the short end of the curve, as the fund seeks to track an index of investment grade floating rate notes tethered to LIBOR
SRLN	SPDR Blackstone GSO Senior Loan ETF	An actively managed senior loan fund that seeks to offer lower interest rate sensitivity while managing credit risks through security selection
SPSB	SPDR Portfolio Short Term Corporate Bond ETF	An ultra-low-cost ETF that seeks to provide a precise exposure to short term corporate bonds that have a maturity greater than or equal to 1 year and less than 3 years
STOT	SPDR DoubleLine Short Duration Total Return Tactical ETF	An actively managed short duration core bond fund that mixes traditional and non-traditional sectors in seeking to maximize total return while managing duration
	Prepare for Normal Bouts of Volatility	
GLD®	SPDR Gold Shares	Gold may provide potential risk mitigation due to its historically low correlations[2] to other assets classes
BIL	SPDR Bloomberg Barclays 1-3 Month T-Bill ETF	Seeks to provide exposure to zero coupon U.S. Treasury securities that have a remaining maturity of 1–3 months
ULST	SPDR SSGA Ultra Short Term Bond ETF	An actively managed portfolio that seek to provide current income while preserving capital and providing daily liquidity through short duration high quality investments

Source: State Street Global Advisors

[1] Please refer to slide 9 for the correlations of North America Natural Resources to other assets classes.

[1] Please refer to slide 23 for the correlations of Gold to other assets classes.

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Prepare for Normal Bouts of Volatility 21 2174008.1.1.NA.INST 1.Gold — GLD® 2.SPDR Bloomberg Barclays 1-3 Month T-Bill ETF — BIL 3.SPDR SSGA Ultra Short Term Bond ETF — ULST After an extraordinary tranquil 2017, US equity market volatility has been back to normal in the wake of higher macro risk Investors searching for the next leg of growth will likely need to contend with fragile trade negotiations, geopolitical flare-ups and the US midterm elections for the rest of 2018 Now may be a good time to diversify with gold or add a ballast with ultra-short duration bonds

SPDR Gold Shares

GLD

Gold Exposure for Seeking to Mitigate Episodic Volatility

- Heading to the second half of 2018, investors will likely need to contend with erratic geopolitical tensions, a new Eurosceptic regime in Italy, unpredictable midterm elections and heightened economic uncertainty emerging from contentious trade negotiation
- Gold historically has at times outperformed other asset classes during turbulent market environments, and offered potential diversification benefits through its historically low correlation to bonds and stocks[1]

Gold as a Strategic Hedge In Tumultuous Times[2]



Cumulative Return (%)
0.3
0.2
0.1
0.0
-0.1
-0.2
-0.3
-0.4
-0.5
-0.6
-12%
7%
5%
17%
6%
22%
6%
5%
Dot Com Meltdown
September 11th
2002 Recession
GFC
Sovereign Debt Crisis I
Sovereign Debt Crisis II
Debt Ceiling Crisis
Brexit
LBMA Gold Price PM
Bloomberg Commodity Index
Bloomberg Barclays 7-10 Yr Treasury Index
Bloomberg Barclays US Aggregate Bond Index
MSCI AC World Index
US Dollar Index

Source: Bloomberg Finance, L.P., as of June 30, 2018. [1] Source: Bloomberg Finance, L.P. Over the past 20 years ending on June 30, 2018, gold, as represented by LBMA Gold Price PM Index, correlation to the Bloomberg Barclays US Aggregate Bond Index and the S&P 500 Index is 0.3 and 0.03, respectively. Diversification does not ensure a profit or guarantee against loss. [2] Source: Bloomberg Finance, L.P., State Street Global Advisors. Notes: Dot-com meltdown: March 2000 – March 2001, 11 September: August 2001 – September 2001, 2002 recession: March 2002 – August 2002, Global financial crisis: August 2008 – March 2009, Sovereign debt crisis I: April 2010 – August 2010, Sovereign debt crisis II: February 2011 – October 2011.Debt Ceiling Crisis: July 22, 2011 – August 8, 2011. Brexit: June 22, 2016 – June 27, 2016.Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. **It is not possible to invest directly in an index. Index performance does not reflect charges and expenses associated with the fund or brokerage commissions associated with buying and selling a fund. Index performance is not meant to represent that of any particular fund. Past performance is not a guarantee of future results. Investing involves risk, and you could lose money on an investment. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by clicking here** https://us.spdrs.com/public/SPDR_GOLD%20TRUST_PROSPECTUS.pdf

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Appendix B: Important Disclosures 28 2174008.1.1.NA.INST

Important Disclosures Investment Professional Use Only — Not for Use with the Public. The views expressed in this material are the views of SPDR America Research Team through the period ended June 30, 2018 and are subject to change based on market and other conditions. This document contains certain statements that may be deemed forward-looking statements. Please note that any such statements are not guarantees of any future performance and actual results or developments may differ materially from those projected. All material has been obtained from sources believed to be reliable, but its accuracy is not guaranteed. There is no representation or warranty as to the current accuracy of, or liability for, decisions made based on this material. This material has been created for informational purposes only and does not constitute investment advice and it should not be relied on as such. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon and should not be considered a solicitation to buy or an offer to sell a security. You should consult your tax and financial advisor. The funds presented herein have different investment objectives, costs and expenses. The performance of each fund will necessarily depend on the ability of their respective managers to select portfolio investments. These differences, among others, may result in significant disparity in the funds’ portfolio assets and performance. For further information on the funds, please review their respective prospectuses. There can be no assurance that a liquid market will be maintained for ETF shares. In general, ETFs can be expected to move up or down in value with the value of the applicable index. Although ETF shares may be bought and sold on the exchange through any brokerage account, ETF shares are not individually redeemable from the Fund. Investors may acquire ETFs and tender them for redemption through the Fund in Creation Unit Aggregations only. Please see the prospectus for more details. Bonds generally present less short-term risk and volatility than stocks, but contain interest rate risk (as interest rates rise, bond prices usually fall); issuer default risk; issuer credit risk; liquidity risk; and inflation risk. These effects are usually pronounced for longer-term securities. Any fixed income security sold or redeemed prior to maturity may be subject to a substantial gain or loss. While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress. Passively managed funds invest by sampling the Index, holding a range of securities that, in the aggregate, approximates the full Index in terms of key risk factors and other characteristics which may cause the fund to experience tracking errors relative to performance of the Index. Risk associated with equity investing include stock values which may fluctuate in response to the activities of individual companies and general market and economic conditions. Foreign investments involve greater risks than US investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets. Diversification does not ensure a profit or guarantee against loss. Equity securities may fluctuate in value in response to the activities of individual companies and general market and economic conditions. Non-diversified funds that focus on a relatively small number of securities tend to be more volatile than diversified funds and the market as a whole. Increase in real interest rates can cause the price of inflation-protected debt securities to decrease. Interest payments on inflation-protected debt securities can be unpredictable. Investments in asset backed and mortgage backed securities are subject to prepayment risk which can limit the potential for gain during a declining interest rate environment and increases the potential for loss in a rising interest rate environment. Asset Allocation is a method of diversification which positions assets among major investment categories. Asset Allocation may be used in an effort to manage risk and enhance returns. It does not, however, guarantee a profit or protect against loss. 29 2174008.1.1.NA.INST

Government bonds and corporate bonds generally have more moderate short-term price fluctuations than stocks, but provide lower potential long-term returns. Actively managed funds do not seek to replicate the performance of a specified index. An actively managed fund may underperform its benchmark. An investment in the fund is not appropriate for all investors and is not intended to be a complete investment program. Investing in the fund involves risks, including the risk that investors may receive little or no return on the investment or that investors may lose part or even all of the investment. Funds investing in a single sector may be subject to more volatility than funds investing in a diverse group of sectors. Because of their narrow focus, sector funds tend to be more volatile than broadly diversified funds and generally result in greater price fluctuations than the overall market. A “value” style of investing emphasizes undervalued companies with characteristics for improved valuations. This style of investing is subject to the risk that the valuations never improve or that the returns on “value” equity securities are less than returns on other styles of investing or the overall stock market. Although subject to the risks of common stocks, low volatility stocks are seen as having a lower risk profile than the overall markets. However, a fund that invests in low volatility stocks may not produce investment exposure that has lower variability to changes in such stocks’ price levels. A “quality” style of investing emphasizes companies with high returns, stable earnings, and low financial leverage. This style of investing is subject to the risk that the past performance of these companies does not continue or that the returns on “quality” equity securities are less than returns on other styles of investing or the overall stock market. Derivative investments may involve risks such as potential illiquidity of the markets and additional risk of loss of principal. Because of their narrow focus, sector investing tends to be more volatile than investments that diversify across many sectors and companies. Select Sector SPDR Funds bear a higher level of risk than more broadly diversified funds. All ETFs are subject to risk, including the possible loss of principal. Sector ETFs products are also subject to sector risk and non-diversification risk, which generally results in greater price fluctuations than the overall market. Risks associated with investing in the natural resources sector include; large price volatility due to non-diversification and concentration in natural resources companies. Investments in Senior Loans are subject to credit risk and general investment risk. Credit risk refers to the possibility that the borrower of a Senior Loan will be unable and/or unwilling to make timely interest payments and/or repay the principal on its obligation. Default in the payment of interest or principal on a Senior Loan will result in a reduction in the value of the Senior Loan and consequently a reduction in the value of the Portfolio’s investments and a potential decrease in the net asset value (“NAV”) of the Portfolio. These investments may have difficulty in liquidating an investment position without taking a significant discount from current market value, which can be a significant problem with certain lightly traded securities. Securities with floating or variable interest rates may decline in value if their coupon rates do not keep pace with comparable market interest rates. Narrowly focused investments typically exhibit higher volatility and are subject to greater geographic or asset class risk. The Fund is subject to credit risk, which refers to the possibility that the debt issuers will not be able to make principal and interest payments. Commodities investing entail significant risk as commodity prices can be extremely volatile due to wide range of factors. Bond funds contain interest rate risk (as interest rates rise bond prices usually fall); the risk of issuer default; issuer credit risk; liquidity risk; and inflation risk. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. The values of debt securities may decrease as a result of many factors, including, by way of example, general market fluctuations; increases in interest rates; actual or perceived inability or unwillingness of issuers, guarantors or liquidity providers to make scheduled principal or interest payments; illiquidity in debt securities markets; and prepayments of principal, which often must be reinvested in obligations paying interest at lower rates. 30 Important Disclosures (continued) 2174008.1.1.NA.INST

All the index performance results referred to are provided exclusively for comparison purposes only. It should not be assumed that they represent the performance of any particular investment. ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns. Investing in commodities entails significant risk and is not appropriate for all investors. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Important Information Relating to SPDR® Gold Trust (“GLD®”): The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see the GLD prospectus for a more detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053. GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLD’s sponsor. GLD® is a registered trademark of World Gold Trust Services, LLC used with the permission of World Gold Trust Services, LLC. For more information: State Street Global Advisors Funds Distributors, LLC, (marketing agent for GLD) One Iron Street, Boston MA, 02210, T: +1 866 320 4053 spdrgoldshares.com. Convertible securities generally provide yields higher than the underlying stocks, but generally lower than comparable non-convertible securities, in exchange for limited upside potential. Issuers of convertible securities may not be as financially strong as those issuing securities with higher credit ratings and may be more vulnerable to changes in the economy. Other risks associated with convertible bond investments include: Call risk which is the risk that bond issuers may repay securities with higher coupon or interest rates before the security’s maturity date; liquidity risk which is the risk that certain types of investments may not be possible to sell the investment at any particular time or at an acceptable price; and investments in derivatives, which can be more sensitive to sudden fluctuations in interest rates or market prices, potential illiquidity of the markets, as well as potential loss of principal. Value stocks can perform differently from the market as a whole. They can remain undervalued by the market for long periods of time. 31 Important Disclosures (continued) 2174008.1.1.NA.INST

Companies with large market capitalizations go in and out of favor based on market and economic conditions. Larger companies tend to be less volatile than companies with smaller market capitalizations. In exchange for this potentially lower risk, the value of the security may not rise as much as companies with smaller market capitalizations. Investing in high yield fixed income securities, otherwise known as “junk bonds”, is considered speculative and involves greater risk of loss of principal and interest than investing in investment grade fixed income securities. These Lower-quality debt securities involve greater risk of default or price changes due to potential changes in the credit quality of the issuer. Because of their narrow focus, sector funds tend to be more volatile than broadly diversified funds and generally result in greater price fluctuations than the overall market. Preferred Securities are subordinated to bonds and other debt instruments, and will be subject to greater credit risks. Certain funds may contain interest rate risk (as interest rates rise bond prices usually fall); the risk of issuer default; inflation risk; and issuer call risk. The Fund may invest in US dollar-denominated securities of foreign issuers traded in the United States. Intellectual Property Information BLOOMBERG®, a trademark and service mark of Bloomberg Finance, L.P., and its affiliates, and BARCLAYS®, a trademark and service mark of Barclays Bank Plc, have each been licensed for use in connection with the listing and trading of the SPDR Bloomberg Barclays ETFs. Standard & Poor’s, S&P and SPDR are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto, including for any errors, omissions, or interruptions of any index. Distributor: State Street Global Advisors Funds Distributors, LLC, member FINRA, SIPC, an indirect wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered broker-dealer, is distributor for the SPDR S&P 500 ETF Trust, SPDR S&P MidCap 400 ETF Trust and SPDR Dow Jones Industrial Average ETF Trust, which are all unit investment trusts. ALPS Portfolio Solutions Distributor, Inc. is distributor for Select Sector SPDRs. ALPS Distributors, Inc. and ALPS Portfolio Solutions Distributor, Inc. are not affiliated with State Street Global Advisors Funds Distributors, LLC. SSGA Funds Management has retained GSO Capital Partners as the sub-advisor for SRL and DoubleLine Capital LP for TOTL, EMTL and STOT. State Street Global Advisors Funds Distributors, LLC, is not affiliated with GSO Capital Partners and DoubleLine Capital L.P. DoubleLine® is a registered trademark of DoubleLine Capital L.P. Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 1-866-787-2257 or visit www.spdrs.com. Read it carefully. For other fund families, please refer to their respective websites. Web: www.ssga.com State Street Global Advisors, One Iron Street, Boston MA, 02210. © 2018 State Street Corporation — All Rights Reserved. Tracking Code: 2174008.1.1.NA.INST Expiration Date: October 31, 2018 Not FDIC Insured — No Bank Guarantee — May Lose Value. 32 Important Disclosures (continued) 2174008.1.1.NA.INST

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.